Via EDGAR

Mr. William Choi, Branch Chief

United States Securities and Exchange Commission

Station Place

100 F Street NE

Washington, DC  20002

RE:	Request for Extension to Respond
Your comments on Form 10-K for the fiscal year ended January 1, 2005
Mrs. Fields Famous Brands, LLC (the “Company”)
Your File No. 333-115046

Dear Mr. Choi:

As you requested when we spoke today, the Company hereby formally requests an extension to January 30, 2006 to respond to your December 29, 2005 comment letter regarding the Company’s Form 10-K described above.  The proposed deadline is 20 business days from the date of your comment letter.  Thank you for your consideration of this request.  Please feel free to contact me if you have any questions.

Sincerely,

/s/ Rena Miller

Rena A. Miller
Assistant General Counsel

RAM/

cc:	Yong Kim, SEC (via facsimile)
Michael Ward
Mark McBride